

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 19, 2017

Mr. Tan Chee Hong
Chief Executive Officer
Inbit Corp.
L9-02, Level 9, Brem Mall
Jalan Jambu Mawar, Off Jalan Kepong
52000 Kuala Lumpur, Malaysia

> **Re: Inbit Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 333-209497**

Dear Mr. Tan Chee Hong:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Kathleen Collins

                            Kathleen Collins
                            Accounting Branch Chief
                            Office of Information Technologies
                            and Services